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Exhibit 99.1

Norbord Reports Strong Third Quarter Performance

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Net income of $77 million or 51 cents/share

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Free cash flow of $121 million or 81 cents/share

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Year-to-date annualized Return on Capital Employed — 90%

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Year-to-date annualized Return on Equity — 57%

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Net debt of $143 million or 21% of total capitalization

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Record nine-month earnings of $285 million or $1.90/share

Note: Financial references in US dollars unless otherwise noted.

TORONTO, ON (October 29, 2004) — Norbord Inc. (TSX:NBD) today reported continued strong results due to the performance of its Oriented Strand Board business.

Third quarter net income of $77 million or $0.51 per share was 43% higher than the third quarter of 2003 when income was $54 million or $0.37 per share.

Net income for the nine months was a record $285 million or $1.90 per share compared with $55 million or $0.37 in the same period in 2003. Earnings from continuing operations, adjusted for the distribution of Fraser Papers, were $291 million or $1.95 per share for the nine-month period.

Barrie Shineton, Norbord's President and Chief Executive Officer, said: "Norbord continued to experience outstanding quarterly results. Our timely investments in OSB have allowed Norbord and its shareholders to benefit substantially from unprecedented markets in North America, and significantly improved markets in Europe. We continue to be extremely positive about the growth opportunities supporting the OSB business."

Mr. Shineton said Norbord's third quarter was highlighted by three specific developments that were well received by its shareholders: declaration of a special $1.00 per share dividend; completion of a strategic acquisition in Europe, and a significant increase in Norbord's public share float.

Other 3rd Quarter 2004 Highlights

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Began trading as Norbord on the TSX on July 5.

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Declared special dividend of CAD$1.00/share.

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Finalized $60 million acquisition of OSB/particleboard mill in Belgium on Sept. 30.

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Became the second largest OSB producer in the world.

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Received $83 million note repayment from Fraser Papers Inc. on Sept. 30.

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Public share float increased following sale of shares by Brascan Corporation.

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Increased earnings 43% versus third quarter, 2003.

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Achieved $27 million in margin improvements year-to-date over 2003.

Norbord Inc.	Telephone Number:
Suite 500	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4

Developments

On June 30, 2004, the Company completed the distribution of its paper business to its shareholders and subsequently began trading on the Toronto Stock Exchange under the Norbord name. Third quarter, 2004 results reflect Norbord's first reporting period as a stand-alone business focused purely on the wood panels business.

On September 8, Norbord announced payment of a special dividend of CAD$1.00 per common share, payable on September 30 to shareholders of record on September 20. The dividend reflects Norbord's strong cash flow and earnings, and the expectation of continuing favorable business conditions in the wood panels sector.

On September 30, Norbord received an $83 million note repayment from Fraser Papers Inc. related to the Company's distribution of its paper business in June 2004.

Also on September 30, Norbord finalized the acquisition of an OSB/particleboard operation at Genk, Belgium at a cost of approximately $60 million (50 million Euros). The new mill, which is being integrated with Norbord's UK operations, positions the Company as the second largest producer of OSB in the world.

Performance

During the third quarter, Norbord generated free cash flow of $121 million, or $0.81 per common share. Net debt was $143 million, and net debt to total capitalization was 21%. Capital spending amounted to $12 million in the third quarter, and annualized return on equity was 57%.

The margin improvement program delivered $27 million year-to-date relative to 2003 measured at constant prices and exchange rates. The margin improvements have largely offset higher manufacturing costs.

Norbord's North American OSB production increased 13 per cent in the third quarter over the same quarter in 2003. Four of the Company's OSB mills bettered their record performance from the second quarter of this year, while eight OSB mills have recorded higher production year-to-date, accounting for a total 7 per cent increase over 2003.

North American OSB markets remained strong in the third quarter in response to buoyant home construction activity. Benchmark North Central OSB prices averaged $353 for the quarter, and $406 for the nine months.

Norbord's European panel business continued to perform well. The significantly improved OSB prices in the second quarter were maintained in the third quarter, while particleboard markets and prices strengthened slightly.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on December 21, 2004 to shareholders of record of December 1, 2004. Common shareholders of Norbord may participate in Norbord's Dividend Reinvestment Plan.

Norbord Profile

Norbord is an international producer of wood based panels with approximately 2,900 employees and 16 operations in the United States, Canada and Europe. The Company has assets and sales in excess of $1 billion, and is the world's second largest producer of Oriented Strand Board. Norbord is listed on the Toronto Stock Exchange (NBD:TSX) More information on Norbord is available on its web site at www.norbord.com.

Conference Call

Norbord will hold an audio conference call for investors on Friday, October 29 at 10:00 am (EDT). The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available one hour following the call until November 26, 2004 by dialing 416-695-5800 or 1-800-408-3053. The pass code is 3099963. Audio playback will also be available on the Norbord web site.

— end —

Contact:

Charles Gordon
Vice President, Corporate Affairs
(416) 643 - 8836
 charles.gordon@norbord.com

NORBORD INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three Months Ended		Nine Months Ended
(In millions of US dollars, except per share information)	Sep 25 2004	Sep 27 2003	Sep 25 2004	Sep 27 2003
	(unaudited)
Earnings
Net sales	$364	$303	$1,151	$718

Earnings from continuing operations before interest, premium on early extinguishment of debt, taxes and depreciation	156	124	542	209
Interest and other income	2	—	4	3
Interest expense	(8)	(10)	(25)	(29)

Earnings from continuing operations before premium on early extinguishment of debt, taxes and depreciation	150	114	521	183
Premium on early extinguishment of debt (note 4)	(9)	—	(9)	—
Depreciation	(21)	(19)	(60)	(56)
Income tax (note 7)	(43)	(32)	(161)	(38)

Earnings from continuing operations	77	63	291	89
Earnings from discontinued operations (note 9)	—	(9)	(6)	(34)

Earnings	$77	$54	$285	$55

Earnings from continuing operations per common share
— Basic	$0.51	$0.42	$1.95	$0.60
— Diluted	$0.50	$0.42	$1.93	$0.60
Earnings per common share
— Basic	$0.51	$0.37	$1.90	$0.37
— Diluted	$0.50	$0.37	$1.88	$0.37

Retained Earnings
Balance, beginning of period	$430	$144	$245	$167
Impact of change in accounting policy (note 2)	—	—	—	(3)

Revised balance, beginning of period	430	144	245	164
Earnings	77	54	285	55
Preferred share dividends	—	(1)	(1)	(2)
Common share dividends (note 5)	(130)	(11)	(152)	(31)

Balance, end of period	$377	$186	$377	$186

(See accompanying notes)

NORBORD INC.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)	Sep 25 2004	Dec 31 2003
		(restated — note 2)
	(unaudited)
ASSETS
Current assets:
Cash and short-term notes	$309	$177
Short-term investment (note 3)	—	60
Accounts receivable	162	115
Inventory	73	66
Assets of discontinued operations	—	237
Future income taxes	8	5

	552	660
Property, plant and equipment	828	833
Other assets (note 9)	93	6
Assets of discontinued operations	—	562
Future income taxes	—	2

	$1,473	$2,063

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 5)	$320	$187
Liabilities of discontinued operations	—	125
Current portion of long-term debt	1	2

	321	314
Long-term debt (note 4)	451	657
Other liabilities	52	59
Liabilities of discontinued operations	—	140
Future income taxes	106	—
Shareholders' equity (note 5)	543	893

	$1,473	$2,063

(See accompanying notes)

NORBORD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
(In millions of US dollars)	Sep 25 2004	Sep 27 2003	Sep 25 2004	Sep 27 2003
	(unaudited)
CASH PROVIDED BY (USED FOR):
Operating Activities
Earnings from continuing operations	$77	$63	$291	$89
Items not affecting cash:
Depreciation	21	19	60	56
Future income taxes (note 7)	28	31	122	21
Other items (note 4)	10	(4)	6	(3)

	136	109	479	163
Net change in non-cash working capital balances	(3)	(24)	(24)	(67)

	133	85	455	96

Investing Activities
Capital investments	(12)	(6)	(27)	(16)
Sale of short-term investment (note 3)	—	—	60	—
Acquisitions and other (note 8)	(1)	3	(41)	3

	(13)	(3)	(8)	(13)

Financing Activities
Repurchase of 6.875% debentures (note 4)	(180)	—	(200)	—
Repayment of 7.5% debentures	—	(150)	—	(150)
Premium on early extinguishment of debt (note 4)	(9)	—	(9)	—
Other debt incurred (repaid), net	—	114	(8)	112
Dividends	(12)	(6)	(35)	(19)
Realized interest rate swap gain (note 4)	—	—	—	23
Issue of common shares (note 5)	1	2	16	2

	(200)	(40)	(236)	(32)

Increase (decrease) in cash and short-term notes from continuing operations	(80)	42	211	51
Cash distributed with Fraser Papers (note 9)	(30)	—	(30)	—
Increase (decrease) in cash from discontinued operations (note 9)	—	(13)	(49)	(34)

Increase (decrease) in cash and short-term notes	$(110)	$29	$132	$17

(See accompanying notes)

NORBORD INC.

SHIPMENTS

	Three Months Ended		Nine Months Ended
	Sep 25 2004	Sep 27 2003	Sep 25 2004	Sep 27 2003
	(unaudited)
OSB (MMsf-3/8")	947	860	2,733	2,493
MDF (MMsf-3/8")	156	149	445	412
Particleboard (MMsf-3/8")	141	144	439	461
Plywood (MMsf-3/8")	19	18	61	59
I-joist (MMlf)	15	11	42	29

Note 1 — Basis of Presentation

Reference is made to the annual consolidated financial statements of Norbord Inc. (formerly Nexfor Inc.), amended to reflect the distribution of its paper and timberlands business (note 9), which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the amended annual consolidated financial statements, and have been consistently applied in the preparation of these interim financial statements.

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the amended annual consolidated financial statements except for the changes in accounting policies described in Note 2. Certain prior period amounts have been reclassified to conform to the current period's presentation.

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with this distribution, Nexfor Inc. was renamed Norbord Inc. (Norbord). In accordance with Canadian generally accepted accounting principles, the assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers have been reclassified as discontinued operations (note 9).

Note 2 — Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The Company's asset retirement obligations relate to closure costs for landfills at Fraser Papers, and have therefore been classified as liabilities of discontinued operations. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3. The change in policy did not materially impact earnings in 2004 and 2003.

Note 3 — Short-term Investment

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD$78 was sold for proceeds of $60 (CAD$78), net of expenses.

Note 4 — Long-term Debt

During the quarter, the Company redeemed its outstanding 6.875% debentures due 2005 and unwound $30 of interest rate swaps. The premium paid on repurchase net of the recognition of gains on interest rate swaps was $9. During the first quarter of 2004, the Company repurchased and cancelled $20 of these debentures and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

During the quarter, the Company renegotiated its 3-year committed unsecured revolving bank lines and reduced the total commitment to $208 while extending the term an additional year to May 2007. At September 25, 2004, $7 of these lines were utilized with the balance available to support short-term liquidity requirements.

During 2003, the Company realized a gain of $23 in respect of $375 of interest rate swaps. These gains are being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of $375 that effectively convert a portion of the Company's interest expense from fixed rates to floating rates. The terms of the swaps correspond with the terms of the underlying debt issues.

Note 5 — Shareholders' Equity

On September 8, 2004, the Company declared a special dividend of CAD$1.00 per common share, payable on September 30, 2004 to shareholders of record on September 20, 2004. Included in accounts payable and accrued liabilities is $118 related to this special dividend.

The distribution of the Company's interest in Fraser Papers reduced shareholders' equity by $504 by way of a reduction of common stock. The distribution was accounted for as a return of capital (note 9).

During the quarter, the exercise price on all outstanding options was decreased by CAD$5.41 to reflect the distribution of Fraser Papers (CAD$4.41) and the payment of the special dividend (CAD$1.00). During the quarter, 408,000 shares (nine-month period — 2,736,000 shares) were issued as a result of options exercised under the stock option plan for proceeds of $1 (nine-month period — $16).

Note 6 — Earnings per Common Share

Earnings per common share are calculated as follows:

	Three Months Ended		Nine Months Ended
	Sep 25 2004	Sep 27 2003	Sep 25 2004	Sep 27 2003
Earnings from continuing operations available to common shareholders:
Earnings from continuing operations	$77	$63	$291	$89
Less: Preferred share dividends	—	(1)	(1)	(2)

	$77	$62	$290	$87

Earnings available to common shareholders:
Earnings	$77	$54	$285	$55
Less: Preferred share dividends	—	(1)	(1)	(2)

	$77	$53	$284	$53

Common shares (millions):
Weighted average number of common shares outstanding	150.6	146.3	149.6	145.0
Stock options	1.8	0.5	1.6	0.3

Diluted number of common shares	152.4	146.8	151.2	145.3

Earnings from continuing operations per common share:
Basic	$0.51	$0.42	$1.95	$0.60
Diluted	$0.50	$0.42	$1.93	$0.60
Earnings per common share:
Basic	$0.51	$0.37	$1.90	$0.37
Diluted	$0.50	$0.37	$1.88	$0.37

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 7 — Income Taxes

Interim income tax expense (recovery) from continuing operations is calculated based on expected annual effective tax rates.

	Three Months Ended		Nine Months Ended
	Sep 25 2004	Sep 27 2003	Sep 25 2004	Sep 27 2003
Current tax expense	$15	$1	$39	$17
Future income tax expense	28	31	122	21

Income tax expense	$43	$32	$161	$38

Note 8 — Acquisitions

On September 30, 2004, subsequent to period end, the Company acquired the OSB and particleboard assets of Agglo NV at Genk, Belgium at a cost of approximately 50 Euros ($60).

In March 2004, Norbord acquired a 50% interest in Northwood Panelboard Company (Northwood), bringing Norbord's ownership interest to 100%. Northwood operates an oriented strand board plant at Bemidji, Minnesota. The allocation of the purchase price, net of cash acquired of $2, is as follows:

Working capital	$6
Property, plant and equipment	28

$34

Note 9 — Discontinued Operations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to the date of distribution. The December 31, 2003 consolidated balance sheet includes assets and liabilities relating to Fraser Papers.

Following the distribution, Norbord held an $83 note payable from Fraser Papers. On September 30, 2004, subsequent to period end, the note was repaid.

Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity and foreign exchange hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $100. This estimate excludes the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 31, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord and another Fraser Papers creditor have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be more than adequate to cover the maximum potential amount of future payments under the guarantees.

During the fourth quarter of 2003, the Company sold two sawmills located in Quebec. The results of these two sawmills have been included in discontinued operations in the consolidated statement of earnings and cash flows until the time of sale.

Earnings from discontinued operations include the following:

	Three Months Ended		Nine Months Ended
	Sep 25 2004	Sep 27 2003	Sep 25 2004	Sep 27 2003
Net sales	$—	$242	$478	$680
Pre-tax earnings	—	(13)	(9)	(52)

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 29, 2004

EBITDA, EBITDA margin, operating earnings, ROCE, ROE, net debt, free cash flow, book value per share, capital employed and net debt to capitalization are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

Distribution of Fraser Papers

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with the distribution, the Nexfor name was changed to Norbord. Shares of Norbord and Fraser Papers began trading on July 5, 2004 for normal settlement.

In accordance with Canadian generally accepted accounting principles, the assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers have been reclassified as discontinued operations.

Following the distribution, Norbord held an $83 million note payable from Fraser Papers. On September 30, 2004, subsequent to period end, the note was repaid.

Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1 million. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity and foreign exchange hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $100 million. This estimate excludes the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 31, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord and another creditor have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the expected proceeds from liquidation of this security would be more than adequate to cover the maximum potential amount of future payments under the guarantees.

Discontinued Operations

Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders. The December 31, 2003 consolidated balance sheet includes assets and liabilities relating to Fraser Papers. In addition, the results of two Quebec sawmills have been included in discontinued operations in the consolidated statement of earnings and cash flows until the fourth quarter of 2003, when they were sold.

Operating Results

Following the distribution of Fraser Papers, the Company has a single reportable segment.

Continuing operations are comprised of 10 OSB mills, 2 MDF (medium density fibreboard) plants, 2 particleboard plants, 1 I-joist mill, 1 hardwood plywood mill, 2 laminating operations, and a furniture plant. The operations are located in Canada, the United States and the United Kingdom.

(In millions of US dollars)	Q3 2004	Q2 2004	Q3 2003	9 mos 2004	9 mos 2003
Net sales	364	439	303	1,151	718
EBITDA	156	231	124	542	209
Depreciation	21	20	19	60	56
Capital investments	12	10	6	27	16

Record EBITDA of $542 million was generated in the nine-month period, almost 2.6 times EBITDA in the same period of the previous year. Increased production volume accounted for approximately $50 million of this improvement with the balance driven by price. In the third quarter, EBITDA was $156 million, up more than 25% from the same quarter of the previous year. Increased OSB production volume and continued strong OSB markets in both North America and Europe are the principal drivers of the improvement. EBITDA margins were 43% for the quarter compared to 53% for the second quarter of 2004 and 41% for the third quarter of 2003. Year-to-date EBITDA margin for 2004 is 47%, more than 1.5 times the 29% for the same period last year.

U.S. housing starts averaged 1.94 million units for the first nine months of 2004, on a seasonally adjusted basis. That is an increase of 8% over the 1.79 million units during the same period last year. Favorable demographics and low interest rates continue to drive the demand for housing.

North Central OSB benchmark pricing averaged $353 per Msf (7/16-inch basis) in the third quarter of 2004, below both the prior quarter average of $437 and the third quarter of 2003 average of $381.

Production at the North American OSB mills increased 13% over the same quarter last year. Production improvements delivered as a result of implementing best practices at the three OSB mills acquired in 2002 and through the maturation of greenfield investments, accounted for roughly one-half of this improvement. The balance is attributable to the acquisition of the additional 50% of the Bemidji, MN mill not previously owned. To date, Norbord has been able to largely mitigate the impact of rising energy prices through hedging and an increase in the use of alternative fuels. The increase in natural gas price has, however, begun to negatively impact the price of resin. Production costs for OSB, net of employee profit share, have risen 3% over the prior year and 2% over the first half of 2004 principally as a result of the increase in resin pricing.

European OSB markets continue to be strong, with mill nets over 50% higher than the same period in the prior year. The significant OSB price improvement and record MDF production volume have been the primary reasons for improving EBITDA in the European operations.

Net sales were $364 million, 20% or $61 million higher than the third quarter of 2003. Increased production volume accounted for $15 million of this increase.

Net sales for the first nine months of 2004 were up $433 million from the comparable period in 2003, with higher OSB prices accounting for the majority of the increase. Record North American OSB production accounted for $92 million of the increase.

Depreciation expense of $21 million in the quarter and $60 million year-to-date are in line with the prior year.

Pre-tax cash return on capital employed (ROCE), on an annualized basis, averaged 74% in the third quarter of 2004 compared to 97% in the second quarter of 2004 and 53% in the third quarter of 2003. Year-to-date return on common equity (ROE) was 57% on an annualized basis.

Liquidity and Capital Resources

Year-to-date, cash flow from operations generated $455 million compared to $96 million in the same period of 2003. The significant positive variance is due mainly to higher earnings. Increased earnings drove free cash flow to $121 million or $0.81 per share in the third quarter of 2004, up sharply from $79 million in the same period of 2003. Free cash flow for the nine-month period was $428 million or $2.86 per share.

Total operating working capital at September 25, 2004 was negative $85 million. This balance includes the special dividend payable of $118 million, paid on September 30. Excluding the special dividend payable, operating working capital was $33 million compared to $35 million at June 26, 2004.

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD$78 million, was sold for proceeds of $60 million (CAD$78 million), net of expenses. Capital investments were $12 million in the three-month period ended September 25, 2004, up $2 million from the preceding quarter.

Cash dividends of $12 million in the third quarter of 2004 were $6 million higher than in the third quarter of 2003 reflecting a significant reduction in shares issued under the Dividend Reinvestment Plan (DRIP). At October 28, 2004, the Company had 151.0 million common shares outstanding. In addition, 2.5 million employee stock options were outstanding, of which approximately one-third were fully vested.

Norbord's net debt stood at $143 million at September 25, 2004, representing 21% of capitalization. Pro forma net debt was $238 million after adjusting for the payment of the $118 million special dividend, the $60 million acquisition of the Belgium panelboard assets, and the receipt of $83 million for the Fraser Paper note, all of which took place subsequent to period-end. Pro forma net debt to capitalization was 30%. Strong cash flow has allowed the net debt to capitalization of Norbord to be reduced from 35% at December 31, 2003 while paying a special dividend of CAD$1.00 per share, acquiring an additional $94 million in panelboard assets, and completing the $500 million distribution of Fraser Papers.

During the quarter, the Company renegotiated its 3-year committed unsecured revolving bank lines and reduced the total commitment to $208 million while extending the term an additional year to May 2007. At September 25, 2004, $7 million of these lines were utilized, with the balance available to support short-term liquidity requirements.

Margin Improvements

The Margin Improvement Program (MIP) delivered $27 million to date in 2004 relative to 2003 measured at constant prices and exchange rates, largely offsetting higher manufacturing costs.

Acquisitions

On March 26, 2004, Norbord acquired the remaining 50% interest in the Bemidji, MN OSB mill, bringing its ownership interest to 100%. The cost of the acquisition was $34 million, including $6 million for working capital.

On September 30, 2004, subsequent to period end, Norbord completed the acquisition of the OSB and particleboard assets located at Genk, Belgium at a cost of approximately 50 million Euros ($60 million) positioning Norbord as the second largest producer of OSB in the world. The Genk mill will expand Norbord's presence in key markets in the Benelux countries, Germany and Scandinavia. The acquisition increased Norbord's total OSB capacity a further 6% from 4,020 MMsf3/8" to 4,280 MMsf3/8".

Capital Investments

Capital investments totaled $12 million in the third quarter of 2004 or 57% of depreciation. For the first nine months of 2004, capital investments were $27 million, up $11 million from the same period in 2003. For the full year 2004, capital requirements are expected to total approximately $50 million and will be funded with cash generated from operations. Approximately 60% of the 2004 capital program is for high-return projects with the balance for sustaining maintenance and environmental requirements.

The 2004 capital plan includes about half of the costs associated with the $26 million project at the Jefferson, TX OSB mill to install a new energy system. The new system will improve the mill's competitive cost position by reducing fuel, operating and maintenance costs. The need to replace the equipment was identified during the due diligence process prior to the April 2002 acquisition of the mill. Scheduled completion is mid-2005.

Redemption 6.875% Debentures, Due 2005

On July 16, 2004, the Company redeemed the remaining $180 million of 6.875% debentures due 2005 and recorded a pre-tax charge of $9 million ($6 million after tax or $0.04 per share) for call premiums net of associated interest rate swap gains. The redemption was funded with cash generated from operations. During the first quarter of 2004, the Company repurchased and cancelled $20 million of these debentures and unwound associated interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Defined Benefit Pension Plans

The majority of the Company's defined benefit pension plans related to Fraser Papers. Of the total $508 million accrued benefit obligation recorded at December 31, 2003, only $44 million related to Norbord plans. Norbord anticipates 2004 net pension expense and employer contributions will not be materially different from the $2 million and $1 million respectively recorded in 2003 for the Norbord plans alone. Differences between assumptions and actual experience could materially affect Norbord's future plan assets, accrued benefit obligations, pension expense, and pension contributions.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The Company's asset retirement obligations of $5 million relate to closure costs for landfills at Fraser Papers. These obligations are the sole responsibility of Fraser Papers going forward and have therefore been classified as liabilities of discontinued operations. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3 million. The change in policy did not have a material impact on earnings in 2004 and 2003.

The foregoing contains a review of developments that impacted on Norbord's performance during the third quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Norbord may not be comparable to similar titled measures reported by other companies. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating earnings is earnings from continuing operations before interest and taxes.

ROCE (return on capital employed) is annualized EBITDA divided by capital employed.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividend) divided by common shareholders' equity.

Net debt is long-term debt including the current portion and bank advances, less cash and short-term notes.

Free cash flow is defined as cash provided by operating activities less total capital investments (additions to property, plant and equipment).

Book value per share is common shareholders' equity divided by common shares outstanding.

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt to capitalization is net debt divided by the sum of net debt and shareholders' equity.

EBITDA

(In millions of US dollars)	3rd Qtr 2004	2nd Qtr 2004	3rd Qtr 2003	9 Mths 2004	9 Mths 2003
Earnings	$77	$127	$54	$285	$55
Less: Earnings from discontinued operations	—	—	9	6	34
Add: Premium on early extinguishment of debt, net	9	—	—	9	—
Add: Interest expense	8	9	10	25	29
Less: Interest and other income	(2)	(1)	—	(4)	(3)
Add: Income tax	43	76	32	161	38
Add: Depreciation	21	20	19	60	56

EBITDA	$156	$231	$124	$542	$209

Operating earnings

(In millions of US dollars)	3rd Qtr 2004	2nd Qtr 2004	3rd Qtr 2003	9 Mths 2004	9 Mths 2003
Earnings	$77	$127	$54	$285	$55
Less: Earnings from discontinued operations	—	—	9	6	34
Add: Premium on early extinguishment of debt, net	9	—	—	9	—
Add: Interest expense	8	9	10	25	29
Less: Interest and other income	(2)	(1)	—	(4)	(3)
Add: Income tax	43	76	32	161	38

Operating earnings	$135	$211	$105	$482	$153

Capital employed

(In millions of US dollars)	Sep 25 2004	Jun 26 2004	Dec 31 2003
Property, plant and equipment	$828	$840	$833
Accounts receivable	162	152	115
Inventory	73	72	66
Accounts payable and accrued liabilities	(320)	(189)	(187)
Other assets	93	6	6
Unrealized balance sheet hedge losses(1)	(14)	(16)	(16)

Capital employed	$822	$865	$817

(1)
Included in other liabilities

Net debt

(In millions of US dollars)	Sep 25 2004	Jun 26 2004	Dec 31 2003
Long-term debt	$451	$631	$657
Current portion of long-term debt	1	1	2
Cash and short-term notes	(309)	(419)	(177)

Net debt	$143	$213	$482

Free cash flow

(In millions of US dollars)	3rd Qtr 2004	2nd Qtr 2004	3rd Qtr 2003	9 Mths 2004	9 Mths 2003
Cash provided by operating activities	$133	$248	$85	$455	$96
Capital investments	(12)	(10)	(6)	(27)	(16)

Free cash flow	$121	$238	$79	$428	$80

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, J. Barrie Shineton, President & Chief Executive Officer of Norbord Inc., certify that:

  1.
  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Norbord Inc. (the issuer) for the interim period ending September 25th, 2004;

  2.
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  3.
  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28th, 2004

/s/ J. BARRIE SHINETON J. Barrie Shineton President & Chief Executive Officer

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, John C. Tremayne, Executive Vice-President & Chief Financial Officer of Norbord Inc., certify that:

  1.
  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Norbord Inc. (the issuer) for the interim period ending September 25th, 2004;

  2.
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  3.
  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28th, 2004

/s/ JOHN C. TREMAYNE John C. Tremayne Executive Vice-President & Chief Financial Officer

QuickLinks

  Exhibit 99.1
NORBORD INC. CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
NORBORD INC. CONSOLIDATED BALANCE SHEETS
NORBORD INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
NORBORD INC. SHIPMENTS